Exhibit 99.1

[TRANSLATION]

June 29, 2017

To whom it may concern

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and President
2-12-23, Konan, Minato-ku, Tokyo
(Tokyo Stock Exchange Company Code: 2158)
(NASDAQ: FTEO)
Contact: Mitsuhiro Maeda,
Finance Department Manager
Telephone: +81-3-5463-6344

Announcement concerning material weakness in internal control related to financial reporting

FRONTEO, Inc. (the “Company”) has identified material weakness requiring disclosure in its report on internal control for the fiscal year ended March 31, 2017. The material weakness indicates that the internal controls related to the Company’s financial reporting are not effective, as detailed below.

1. Details of material weakness to be disclosed

In the process of closing its accounts for the fiscal year ended March 31, 2017, the Company discovered errors in financial reporting at one of its overseas consolidated subsidiaries, (the “Consolidated Subsidiary”). In addition, the Consolidated Subsidiary received findings from its auditors related to certain improper accounting treatments and errors in collectability of Account receivable and revenue recognition. As result of investigation, the Company found that the material weakness during improvement has been left at fiscal year ended March 31, 2017.

As such, the Company determined that there was material weakness, requiring disclosure, in internal controls related to the Consolidated Subsidiary’s entity level controls and financial statement closing process, as well as part of its process level controls.

2. Reason for not having remediated the material weakness by the end of the fiscal year

Although the Company made its best efforts to assign the required level of personnel to preparing financial reporting documents, it was unable to complete corrective measures by the end of the fiscal year ended March 31, 2017.

3. Actions to be taken to remediate the material weakness

The Company fully recognizes the importance of design, implementation, and maintenance of effective internal controls over financial reporting. In order to ensure adequate financial closing, the Consolidated Subsidiary will strive to strengthen the human resources in the accounting departments of the Consolidated Subsidiary and establish measures for prevention and/or timely detection of significant errors by strengthening controls, especially those relating to non-routine transactions.

4. Impact on the consolidated financial statements

The Company appropriately adjusted the significant errors discovered resulting from the material weakness, noted above, in the process of financial closing and, as such, there was no impact on the consolidated financial statements for the fiscal year ended March 31, 2017.

5. Audit opinion in the independent auditors’ report for the financial statements

The independent auditors’ report was unqualified.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.